Robert S. Kant
Tel. 602.445.8302
Fax. 602.445.8100
KantR@gtlaw.com
December 21, 2007
VIA FEDERAL EXPRESS AND
   THE EDGAR SYSTEM
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention: Michael F. Johnson

Re:	Synaptics Incorporated
Form 10-K for the fiscal year ended June 30, 2007
Filed September 6, 2007
File No. 000-49602

Definitive Proxy Statement on Schedule 14A
Filed September 28, 2007
File No. 000-49602
Ladies and Gentlemen:
     On behalf of our client, Synaptics Incorporated (the “Company”), we are responding to your letter dated December 11, 2007. For your convenience, we are numbering our comments as set forth in your letter.
Form 10-K
Part II
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35
Results of Operations, page 39
     SEC Comment: 1. We note your response to our prior comment 2. In the discussion of your results of operations, you refer to various factors that have impacted results without quantifying the impact of each factor. You disclose that changes in revenue are attributed to an increase in unit shipments by 80% as a result of the combination of industry growth and market share gains, partially offset by a lower priced product mix and general competitive pricing pressure. Please quantify in your response letter the impact of each of the following
Greenberg Traurig, LLP Attorneys at Law | 2375 East Camelback Road, Suite 700 | Phoenix, Arizona 85016 | Tel. 602.445.8000 | Fax. 602.445.8100

ALBANY

AMSTERDAM

ATLANTA

BOCA RATON

BOSTON

BRUSSELS*

CHICAGO

DALLAS

DELAWARE

DENVER

FORT LAUDERDALE

HOUSTON

LAS VEGAS

LONDON*

LOS ANGELES

MIAMI

MILAN*

NEW JERSEY

NEW YORK

ORANGE COUNTY, CA

ORLANDO

PHILADELPHIA

PHOENIX

ROME*

SACRAMENTO

SILICON VALLEY

TALLAHASSEE

TAMPA

TOKYO*

TYSONS CORNER

WASHINGTON, D.C.

WEST PALM BEACH

ZURICH

*Strategic Alliance
Tokyo Office/Strategic Alliance

www.gtlaw.com

Securities and Exchange Commission
Division of Corporation Finance
Attention: Michael F. Johnson
December 21, 2007

factors; industry growth, market share gains, lower price product mix and pricing pressures. Refer to Section III.D of SEC Release No. 33-6835.
     Company Response: The notebook unit growth rate for 2007 is estimated to be in excess of 30% using industry projections and we estimate our market share increased approximately 8 percentage points compared to the same period last year. Further, unit pricing of our overall product mix was down approximately 20% when compared to the same period last year. With respect to pricing, we do not separately track the impact of lower pricing resulting from competitive pricing pressure from lower pricing resulting from other pricing pressures, or lower pricing resulting from other circumstances. We do reduce pricing with customers throughout a customer’s product life cycle for various reasons, which includes the maintenance of a competitive advantage in response to general competitive pricing pressures.
Definitive Proxy Statement
Compensation Discussion and Analysis, page 11
     SEC Comment: 2. We note your response to our prior comments 4 through 10, in which you indicate the comments will “be considered in connection with the Company’s future filings.” Please clarify what actions will be taken in considering these comments in connection with future filings. For example, you should state whether you disagree with the Staff’s comments or whether future filings will conform to the Staff’s comments.
     Company Response: The Company’s future filings will conform to the Staff’s comments.
Change of control and Severance Agreements, page 15
     SEC Comment: 3. We note that you did not respond to our comments 11 and 12. Please explain what actions will be taken to address these comments in future filings. You should indicate whether you disagree with the Staff’s comments or indicate that future filings will conform to the Staff’s comments.
     Company Response: The Company’s future filings will conform to the Staff’s comments.
     The Company confirms as follows:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
Greenberg Traurig, LLP

Securities and Exchange Commission
Division of Corporation Finance
Attention: Michael F. Johnson
December 21, 2007

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please call me at 602-445-8302 if you have any questions. Please note that I will be out of the office until January 5, 2008.

Sincerely,

/s/ Robert S. Kant
Robert S. Kant
RSK/bfg

cc:	Francis Lee
Russ Knittel
Kermit Nolan
Greenberg Traurig, LLP